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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kopin Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

500600101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons. John C.C. Fan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization. United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,043,492* shares
	6	Shared voting power None
	7	Sole dispositive power 3,043,492* shares
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 3,043,492* shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.58%
12	Type of reporting person (see instructions) IN

*	Includes 400,000 shares issuable upon exercise of outstanding stock options within 60 days of December 31, 2012.

SCHEDULE 13G

Item 1

	(a)	Name of Issuer

Kopin Corporation

	(b)	Address of Issuer’s Principal Executive Offices

200 John Hancock Road, Taunton, MA 02780

Item 2

	(a)	Name of Person Filing

John C.C. Fan

	(b)	Address of Principal Business Office or, if none, Residence

c/o Kopin Corporation, 200 John Hancock Road, Taunton, MA 02780

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

500600101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned

3,043,492* shares

* Includes 400,000 shares issuable upon exercise of outstanding stock options within 60 days of December 31, 2012.

Item 4(b)	Percent of Class

4.58%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

3,043,492* shares

* Includes 400,000 shares issuable upon exercise of outstanding stock options within 60 days of December 31, 2012.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ John C.C. Fan
John C.C. Fan